Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Enhanced Notes linked to the performance of the Hang Seng® China Enterprises Index and the offshore chinese renminbi relative to the U.S. dollar due March 26, 2014	$785,000.00	$107.07
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

AMENDMENT NO. 2 dated March 14, 2013† to PRICING SUPPLEMENT dated March 8, 2013 (To Prospectus dated January 11, 2012 and Product Supplement dated March 7, 2013)

UBS AG $785,000 Return Enhanced Notes

Linked to the Hang Seng® China Enterprises Index and the Offshore Chinese Renminbi relative to the U.S. Dollar due March 26, 2014

Investment Description

UBS AG Return Enhanced Notes (the “Notes”) are unsubordinated, unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the Hang Seng® China Enterprises Index (the “underlying index”) and the offshore Chinese renminbi (the “underlying currency”) relative to the U.S. dollar (together, the “underlying currency pair”). The Notes are designed for investors who seek a return at maturity of twice the average appreciation of the Hang Seng® China Enterprises Index multiplied by the average performance of the offshore Chinese renminbi relative to the U.S. dollar, if any, up to a maximum return on the Notes of 35.60%, as described below. If the average composite return is less than one, investors may lose some or all of their investment. Investing in the Notes involves significant risks. The Notes do not pay interest. You may lose all or a significant portion of your principal amount. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Features
☐	Enhanced Growth Potential: At maturity, the Notes enhance any average composite return that is greater than one up to the maximum return. If the average composite return is less than one, investors may lose some or all of their investment.
☐	Full Downside Market Exposure: If the average composite return is less than one, investors will be exposed to the decline in the value of the underlying index and any depreciation in the underlying currency relative to the U.S. dollar at maturity resulting in a loss of principal. Investors could lose some or all of their initial investment. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Trade Date	March 8, 2013
Settlement Date	March 13, 2013
Final Averaging Dates*	March 17, 2014, March 18, 2014 March 19, 2014, March 20, 2014 and March 21, 2014
Maturity Date*	March 26, 2014
*	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Final Averaging Dates” under “General Terms of the Notes” in the Return Enhanced Notes product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. UBS IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY. THE NOTES CAN HAVE A DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING INDEX OR UNDERLYING CURRENCY PAIR RELATIVE TO THE U.S. DOLLAR, WHICH CAN RESULT IN A LOSS OF ALL OR A SUBSTANTIAL PORTION OF YOUR INVESTMENT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 6 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-15 OF THE RETURN ENHANCED NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING THE NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

These terms relate to Return Enhanced Notes linked to the performance of the Hang Seng® China Enterprises Index. The return on the Notes is subject to, and will not exceed, the “maximum return” or the corresponding “maximum payment at maturity per Note”.

Underlying Index	Underlying Currency Pair	Upside Leverage Factor	Maximum Return	Maximum Payment at Maturity per Note	Initial Index Level	Initial Spot Rate	CUSIP	ISIN
Hang Seng® China Enterprises Index	USD/CNH Spot Rate	2	35.60%	$1,356.00	11,484.35	0.1612	902674MK3	US902674MK38

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the Buffered Return Enhanced Notes product supplement relating to the Notes, dated March 7, 2013, the accompanying prospectus and this pricing supplement.

†	This amended pricing supplement supersedes in its entirety the related amended pricing supplement dated March 13, 2013 for the Notes. We refer to this amended pricing supplement as the pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the Buffered Return Enhanced Notes product supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Issue Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$10.00	$990.00
Total	$785,000.00	$7,850.00	$777,150.00
(1)	Certain fiduciary accounts will pay a purchase price of $990.00 per $1,000.00 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates, acting as placement agents for the Notes, will receive a fee from the Issuer of $10.00 per $1,000.00 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Amended Pricing Supplement dated March 14, 2013

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes and an index supplement for various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the index supplement and the Buffered Return Enhanced Notes product supplement if you so request by calling toll-free 1-877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

➢	Product supplement for Return Enhanced Notes dated March 7, 2013:

http://www.sec.gov/Archives/edgar/data/1114446/000139340113000112/c337234_690837-424b2.htm

➢	Index Supplement dated January 24, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512021889/d287369d424b2.htm

➢	Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “Notes” refer to the Return Enhanced Notes that are offered hereby, unless the context otherwise requires. Also, references to the “Return Enhanced Notes product supplement” mean the UBS product supplement, dated March 7, 2013, references to the “index supplement” mean the UBS index supplement, dated January 24, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase .

This amended and restated pricing supplement amends and restates and supersedes in its entirety the amended pricing supplement related hereto dated March 13, 2013 for the Notes. We refer to this amended pricing supplement as the pricing supplement.

Investor Suitability

The Notes may be suitable for you if:

➢	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
➢	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have similar downside market risk as an investment in the underlying index or its constituents or as an investment in the underlying currency pair.
➢	You believe the average composite return will be greater than one and is unlikely to result in a return that is equal to or exceeds the maximum return of 35.60%.
➢	You understand and accept that your potential return is limited to the maximum return and you are willing to invest in the Notes based on the maximum return of 35.60%.
➢	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index or the spot rate of the underlying currency pair.
➢	You do not seek current income from your investment.
➢	You are willing to hold the Notes to maturity, a term of approximately 12 months, and accept that there may be little or no secondary market for the Notes.
➢	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

➢	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
➢	You require an investment designed to guarantee a full return of principal at maturity.
➢	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have similar downside market risk as an investment in the underlying index or its constituents or as an investment in the underlying currency pair.
➢	You believe that the average composite return will be less than one, or you believe the average composite return will be greater than one but will result in a return that exceeds the maximum return of 35.60%.
➢	You seek an investment that has unlimited return potential without a cap on appreciation and you are unwilling to invest in the Notes based on the maximum return of 35.60%.
➢	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the level of the underlying index or the spot rate of the underlying currency pair.
➢	You seek current income from this investment.
➢	You are unable or unwilling to hold the Notes to maturity, a term of approximately 12 months, or you seek an investment for which there will be an active secondary market.
➢	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 6 of this pricing supplement and the more detailed “Risk Factors” beginning on page PS-15 of the Return Enhanced Notes product supplement for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG, London Branch
Principal Amount	$1,000.00 per Note
Term	Approximately 12 months.
Underlying Index	Hang Seng® China Enterprises Index
Maximum Return:	35.60%.
Upside Leverage Factor	2
Payment at Maturity (per Note)	If the average composite return is greater than one, UBS will pay you an amount in cash per Note equal to:
$1,000.00 × [1 + (Average Composite return – 1) × Upside Leverage Factor]
If the average composite return is equal to one, UBS will pay you an amount in cash per Note equal to your principal amount:
$1,000.00
If the average composite return is less than one, UBS will pay you an amount per Note that is less than your principal amount resulting in a loss on your investment that is equal to 1% of the principal amount per Note for every 1% that the average composite return is less than one, calculated as follows:
$1,000.00 × Average Composite Return
In this case you could lose all or a significant portion of your principal amount.
Closing Level	The official closing level of the underlying index, or any successor underlying index, published by the index sponsor on a trading day.
Final Averaging Dates:	March 17, 2014, March 18, 2014, March 19, 2014, March 20, 2014 and March 21, 2014 (the ”final valuation date”), unless the calculation agent determines that a market disruption event (as set forth in the product supplement) has occurred or is continuing with respect to the underlying index and/or underlying currency pair on any such day.In the case of a market disruption event, or if a final averaging date is not a business day for the underlying index and/or the underlying currency pair, the final averaging date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing with respect to the underlying index and/or underlying currency pair. In no event however, will any final averaging date be postponed by more than eight business days for the underlying index and ten business days for the underlying currency. See “General Terms of the Notes — Market Disruption Event” on page PS-30 of the product supplement and “Additional Market Disruption Events” on page 14 of this pricing supplement.

Underlying Return	On each final averaging date, the performance of the underlying index from the initial index level to the final index level on the applicable final averaging date, calculated as follows:
Final Index Level/Initial Index Level
Initial Index Level	11,484.35, which is the closing level of the underlying index on the trade date.
Final Index Level	On each final averaging date, the closing level of the underlying index on the applicable final averaging date.
Underlying Currency Pair	USD/CNH spot rate, as described under “Spot Rate” on page 14 of this pricing supplement.
Underlying Currency	The offshore Chinese remninbi (“CNH”)
Currency Return	On each final averaging date, the performance of the underlying currency pair form the initial spot rate to the final spot rate on the applicable final averaging date, calculated as follows:
Final Spot Rate / Initial Spot Rate
Initial Spot Rate	0.1612, which is one divided by the spot rate on the trade date, as determined by the calculation agent under “Spot Rate” on page 14 of this pricing supplement.
Final Spot Rate	On each final averaging date, one divided by the spot rate of the underlying currency pair on such final averaging date, as determined by the calculation agent under “Spot rate” on page 14 of this pricing supplement.
Composite Return	The composite return on each final average date will be the product of (i) the underlying return on the applicable final averaging date and (ii) the currency return on the applicable final averaging date.
Average Composite Return	The arithmetic average of the composite returns on each of the final averaging dates.

Investment Timeline

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF THE ISSUER. IF THE ISSUER WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the Return Enhanced Notes product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

➢	Risk of loss — The return on the Notes at maturity is linked to the performance of the underlying index and the underlying currency pair. If the average composite return is less than one, your investment will be fully exposed to the decline in the value of the underlying index and any depreciation in the underlying currency relative to the U.S. dollar. You could lose the entire amount of your investment.
➢	The upside leverage factor applies only at maturity — You should be willing to hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the upside leverage factor or the Notes. You can receive the full benefit of the upside leverage factor and earn the potential maximum return from UBS only if you hold your Notes to maturity.
➢	Your potential return on the Notes is limited to the maximum return — The return potential of the Notes is limited to the maximum return of 35.60%. Therefore, you will not benefit from any positive average composite return in excess of an amount that, when multiplied by the upside leverage factor, exceeds the maximum return and your return on the Notes may be less than it would be in a hypothetical direct investment in the underlying index or in the stocks comprising the underlying index (the “index constituent stocks”) or the underlying currency pair.
➢	The method of calculating the composite return on each final averaging date may magnify any depreciation of the underlying index and the underlying currency — Because the composite return on each final averaging date is calculated by multiplying the underlying return on such final averaging date by the currency return on such final averaging date, any negative performance of the underlying index and the underlying currency will be magnified, which will adversely affect your payment at maturity. For example, if the underlying return and the currency return were each 0.50 on each final averaging date, the payment at maturity would be $250 per $1,000 principal amount of notes, which is less than would be the case if, for example, the composite return were calculated by reference to the average of the underlying return and the currency return.
➢	Changes in the level of the underlying index and the spot rate of the underlying currency pair may offset each other — Movements in the level of the underlying index and movements in the spot rates of the underlying currency pair may not correlate with each other. At a time when the level of the underlying index increases, the value the underlying currency may not appreciate as much or may weaken relative to the U.S. dollar. Therefore, in calculating the underlying return, any increase in the level of the underlying index may be moderated, or more than offset, by lesser increases or declines in the value of the underlying currency relative to the U.S. dollar.
➢	No interest — You will not receive any periodic interest payments on the Notes.
➢	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment.
➢	The payment formula for the Notes will not take into account all developments in the underlying index and underlying currency pair — Changes in the underlying index closing levels and underlying currency pair spot rates during the term of the Notes before the final averaging dates will not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the payment at maturity by comparing only the initial closing level of the underlying index and initial spot rate of the underlying currency pair on the trade date to the respective closing levels of the underlying index and spot rates of the underlying currency pair on each final averaging date. No other closing levels or spot rates will be taken into account. As a result, the underlying return and/or currency return may be less than one even if the closing levels and/or spot rates, as applicable, have moved favorably at certain times during the term of the Notes before moving to unfavorable levels on the final averaging dates.
➢	The Notes are not regulated by the Commodity Futures Trading Commission — An investment in the Notes does not constitute either an investment in futures contracts, options on futures contracts, or commodity options and therefore you will not benefit from the regulatory protections attendant to CFTC regulated products. This means that the Notes are not traded on a regulated exchange and issued by a clearinghouse. See “There may be little or no secondary market for the Notes” below. In addition, the proceeds to be received by UBS from the sale of the Notes will not be used to purchase or sell any commodity futures contracts, options on futures contracts or options on commodities for your benefit. Therefore an investment in the Notes thus does not constitute a collective investment vehicle that trades in these instruments. An investment in a collective investment vehicle that invests in these instruments often is subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator.
➢	Even though the foreign currencies are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States — The spot market for the foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the foreign currencies are traded. To the extent that U.S. markets are closed while the markets for the foreign currencies remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such U.S. market.
➢	The historical performance of the closing level of the underlying index and the spot rate of the underlying currency pair should not be taken as an indication of the future performance of the closing level of the underlying index and the spot rate of the underlying currency pair during the term of the Notes — It is impossible to predict whether the closing level of the underlying index and spot rate of the underlying currency pair will rise or fall. The closing level of the underlying index and spot rate of the underlying currency pair will be influenced by complex and interrelated political, economic, financial and other factors.
➢	Market risk — The return on the Notes is directly linked to the performance of the underlying index and indirectly linked to the value of the index constituent stocks, and the extent to which, the underlying return is less than or greater than one. The levels of the underlying index can rise or fall sharply due to factors specific to the index constituent stocks, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions.
➢	Emerging market risk — The Notes are linked to the offshore Chinese renminbi which is an emerging market currency. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the Notes.
➢	The Notes are linked to the USD/CNH exchange rate and not the USD/CNY exchange rate — CNH represents the offshore Chinese Renminbi, as traded and delivered in the Hong Kong market. The USD/CNH exchange rate has at times differed, and may continue to differ, from the USD/CNY exchange rate. Accordingly, the return on the Notes may differ from the potential returns on a note with similar terms linked to the USD/CNY exchange rate. In addition, historical information about the USD/CNH exchange rate is only available since August 23, 2010; accordingly, less information about its performance is available to help enable you to make your investment decision, as compared to the USD/CNY exchange rate. CNH has historically not been as liquid as CNY, and if that illiquidity continues, or if the USD/CNH exchange rate does not continue to serve as a benchmark for the performance of the offshore Chinese Renminbi, your return on the Notes may be adversely affected.
➢	Return based on the Hang Seng® China Enterprises Index and the offshore Chinese renminbi relative to the U.S. dollar — The return on the Notes is linked to the Hang Seng® China Enterprises Index and the offshore Chinese renminbi relative to the U.S. dollar (the number U.S. dollars per one offshore Chinese renminbi). The Hang Seng® China Enterprises Index is a market-capitalization weighted index consisting of all the Hong Kong listed H-shares of Chinese enterprises one year after the first H-share company was listed on the Hong Kong Stock Exchange. H-shares are Hong Kong listed shares, traded in Hong Kong dollars, of Chinese state-owned enterprises. For additional information about the underlying index, see the information set forth under Hang Seng China Enterprises Index on page 15 of this pricing supplement and on page IS-47 in the index supplement.
➢	The spot rates of the underlying currency pair will be influenced by unpredictable factors which interrelate in complex ways — The spot rates of the underlying currency pair are a result of the supply of, and demand for, the offshore Chinese renminbi. Changes in the spot rates may result from the interactions of many factors, including economic, financial, social and political conditions. These conditions include, for example, the overall growth and performance of the economies of China or the United States, the relative strength of, and confidence in, the U.S. dollar, the trade and current account balance between China and the United States, market interventions by the Federal Reserve Board or the respective central banks, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in China, government stability and the respective banking systems, the structure of and confidence in the global monetary system, wars in which China or the United States are directly or indirectly involved or that occur anywhere in the world, major natural disasters in China or the United States and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events. It is not possible to predict the aggregate effect of all or any combination of these factors. Your Notes are likely to trade differently from the exchange rates of foreign currencies (including the underlying currency pair) relative to the U.S. dollar, and changes in the exchange rates of the foreign currencies relative to the U.S. dollar are not likely to result in comparable changes in the market value of your Notes.
➢	The liquidity, trading value and amounts payable under the Notes could be affected by the actions of the sovereign government of China — Exchange rates of most economically developed nations are floating, meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments may use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by governmental actions which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency or in the event of other developments affecting the offshore Chinese renminbi, the U.S. dollar or any other currency.
➢	Currency exchange risks can be expected to heighten in periods of financial turmoil — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government, the European Union and the governments of their member entities and governments issuing other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
➢	The market value of the Notes may be influenced by unpredictable factors — The market value of your Notes may fluctuate between the date you purchase them and the final averaging dates, including the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the underlying index level and underlying currency pair spot rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:
➢	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;
➢	offshore Chinese renminbi and U.S. dollar interest rates;
➢	the time remaining to the final averaging dates;
➢	the expected volatility of the underlying index;
➢	the creditworthiness of UBS; and
➢	the volatility of the underlying currency pair spot rates.
➢	Legal and regulatory risks — Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the underlying currency pair and, consequently, on the value of the Notes.
➢	The calculation agent can postpone the determinations of the closing level of the underlying index and spot rate of the underlying currency pair on a final averaging date and the maturity date, if a market disruption event occurs on such final averaging date — If the calculation agent determines that a market disruption event has occurred or is continuing on an final averaging date, such final averaging date will be postponed until the first business day on which no market disruption event occurs or is continuing. If such a postponement occurs, then the calculation agent will instead use the relevant closing level of the underlying index and/or spot rate of the underlying currency pair on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will any final averaging date for the Notes be postponed by more than eight business days for the underlying index and ten business days for the underlying currency. As a result, the maturity date for the Notes could also be postponed.

If a final averaging date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the applicable final averaging date. If the spot rate of the underlying currency pair is not available on the last possible day that qualifies as the applicable final averaging date, either because of a market disruption event or for any other reason, the calculation agent will make an estimate of the closing level of the underlying index and/or the spot rate of the underlying currency pair that would have prevailed in the absence of the market disruption event or such other reason. See “Market Disruption Event” on page PS-30 of the product supplement and “Additional Market Disruption Events” on page 14 in this pricing supplement.

➢	Owning the Notes is not the same as owning the index constituent stocks or the underlying currency pair — Owning the Notes is not the same as owning the index constituent stocks. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the index constituent stocks would have. Similarly, owning the Notes is not the same as owning the underlying currency pair. The return on your Notes may not reflect the return you would realize if you actually purchase an exchange contract on the offshore Chinese renminbi.
➢	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the level of the underlying index will rise or fall. There can be no assurance that the level of the underlying index will rise above the initial index level. The final index level will be influenced by complex and interrelated political, economic, financial and other factors that affect the index constituent stocks. You should be willing to accept the risks of owning equities in general and the index constituent stocks in particular.

Similarly, it is also impossible to predict whether and the extent to which the offshore Chinese renminbi will appreciate or depreciate relative to the U.S. dollar (or whether the U.S. dollar will appreciate or depreciate relative to the offshore Chinese renminbi), and as a result, whether the spot rate of the underlying currency pair will rise or fall. There can be no assurance that the currency return will be greater than one. The spot rate of the underlying currency pair will be influenced by complex and interrelated factors such as political and economic developments. You should be willing to accept the risk of losing a significant portion of your initial investment.

➢	The underlying index reflects price return, not total return — The return on your Notes is based on the performance of the underlying index, which reflects the changes in the market prices of the index constituent stocks. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the index constituent stocks. The return on your Notes will not include such a total return feature or dividend component.
➢	Changes affecting the underlying index could have an adverse effect on the value of the Notes. — The policies of Hang Seng Indexes Company Limited, the sponsor of the underlying index (the “index sponsor”), concerning additions, deletions and substitutions of the index constituent stocks and the manner in which the index sponsor takes account of certain changes affecting those index constituent stocks may adversely affect the level of the underlying index. The policies of the index sponsor with respect to the calculation of the underlying index could also adversely affect the level of the underlying index. The index sponsor may discontinue or suspend calculation or dissemination of the underlying index. Any such actions could have an adverse effect on the value of the Notes.
➢	UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests — UBS and its affiliates are not affiliated with the index sponsor and have no ability to control or predict its actions,including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of theunderlying index. The index sponsor is not involved in the Notes offering in any way and has no obligation to consider yourinterest as an owner of the Notes in taking any actions that might affect the market value of your Notes.
➢	The Notes are considered “hold to maturity” products. Generally, there is no liquid market for the Notes.
➢	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.
➢	Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the level of the underlying index; the volatility of the underlying index; the dividend rate paid on the index constituent stocks; the spot rate of the underlying currency pair and the expected spot rate volatility of the underlying currency pair; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
➢	Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
➢	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying index and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying index and/or the underlying currency pair, may adversely affect the performance of the underlying index and/or the underlying currency relative to the U.S. dollar, as applicable, and therefore, the market value of the Notes.
➢	There are potential conflicts of interest between you and the calculation agent — Our affiliate, UBS Securities LLC, will serve as the calculation agent. UBS Securities LLC, will, among other things, decide the amount paid out to you on each Note offering at maturity. For a fuller description of the calculation agent’s role, see “General Terms of the Notes — Role of Calculation Agent” on page PS-34 of the product supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the underlying index and/or underlying currency pair has occurred or is continuing on a day when the calculation agent will determine adjustments to the terms of the Notes in the event of extraordinary government actions and market emergencies as well as the closing levels of the underlying index and spot rates of the underlying currency pair. Since these determinations by the calculation agent may affect the market value of each of the Note offerings and your payment at maturity, the calculation agent may have a conflict of interest if it needs to make any such decision.
➢	Potential conflict of interest — UBS and its affiliates may engage in business related to the underlying index or index constituent stocks, or underlying currency pair, which may present a conflict between the obligations of UBS and you, as a holder of the Notes.
➢	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying index to which the Notes are linked.
➢	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 12.

Hypothetical Examples and Return Table of the Notes at Maturity

The examples and table below illustrate the Payment at Maturity for a $1,000.00 Note on a hypothetical offering of the Notes, with the following assumptions (amounts have been rounded for ease of analysis):

Investment Term:	12 months
Upside Leverage Factor:	2
Maximum Return:	35.60%

Average Composite Return - 1	Payment at Maturity	Note Total Return at Maturity
100.00%	$1,356.00	35.60%
90.00%	$1,356.00	35.60%
80.00%	$1,356.00	35.60%
70.00%	$1,356.00	35.60%
60.00%	$1,356.00	35.60%
50.00%	$1,356.00	35.60%
40.00%	$1,356.00	35.60%
30.00%	$1,356.00	35.60%
20.00%	$1,356.00	35.60%
17.80%	$1,356.00	35.60%
15.00%	$1,300.00	30.00%
10.00%	$1,200.00	20.00%
5.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-15.00%	$850.00	-15.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-50.00%	$500.00	-50.00%
-60.00%	$400.00	-60.00%
-70.00%	$300.00	-70.00%
-80.00%	$200.00	-80.00%
-90.00%	$100.00	-90.00%
-100.00%	$0.00	-100.00%

Example 1

	First Valuation Date	Second Valuation Date	Third Valuation Date	Fourth Valuation Date	Final Valuation Date
Underlying Return	120%	135%	100%	110%	120%
Currency Return	130%	120%	125%	120%	110%
Composite Return	156%	162%	125%	132%	132%
Average Composite Return					141.40%

Average Composite Return	141.40%
(Average Composite Return – 1) × Upside Leverage Factor	82.80%
Payment at Maturity per $1,000 principal amount	$1,356.00

Because the average composite return is greater than one, the payment at maturity is calculated as follows:

Payment at Maturity =	$1,000.00 × [1 + (Average Composite Return - 1) × Upside Leverage Factor], subject to the Maximum Return
=	$1,000.00 × [1 + (141.40% - 1) × 2], subject to the Maximum Return
=	$1,000.00 × (1 + Maximum Return)
=	$1,000.00 × (1 + 35.60%)
=	$1,356.00

In this example, at maturity you would be entitled to receive a payment of $1,356.00 per $1,000 principal amount of notes, reflecting the maximum return on the notes.

Example 2

	First Valuation Date	Second Valuation Date	Third Valuation Date	Fourth Valuation Date	Final Valuation Date
Underlying Return	100%	110%	90%	120%	110%
Currency Return	90%	80%	100%	110%	100%
Composite Return	90%	88%	90%	132%	110%
Average Composite Return					102%

Average Composite Return	102.00%
(Average Composite Return – 1) × Upside Leverage Factor	4.00%
Payment at Maturity per $1,000 principal amount	$1,040.00

Because the average composite return is greater than one, the payment at maturity is calculated as follows:

Payment at Maturity =	$1,000.00 × [1 + (Average Composite Return - 1) × Upside Leverage Factor], subject to the Maximum Return
=	$1,000.00 × [1 + (102% – 1) × 2]
=	$1,000.00 × (1 + 4.00%)
=	$1,040.00

In this example, at maturity you would be entitled to receive a payment of $1,040.00 per $1,000 principal amount of notes, reflecting the average composite return multiplied by the upside leverage factor.

Example 3

	First Valuation Date	Second Valuation Date	Third Valuation Date	Fourth Valuation Date	Final Valuation Date
Underlying Return	90%	90%	90%	80%	70%
Currency Return	80%	80%	100%	90%	70%
Composite Return	72%	72%	90%	72%	49%
Average Composite Return					71%

Average Composite Return	71%
Payment at Maturity per $1,000 principal amount	$710.00

Because the average composite return is less one, the payment at maturity is calculated as follows:

Payment at Maturity =	$1,000.00 × Average Composite Return
=	$1,000.00 × 71%
=	$710.00

In this example, the values of the underlying index and the underlying currency have both declined. At maturity you would be entitled to receive a payment of $710.00 per $1,000 principal amount of notes.

Accordingly, if the average composite return is less than one, UBS will pay you less than the full principal amount, if anything, resulting in a loss on your investment.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-36 of the Return Enhanced Notes product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory or regulatory change or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying index. If your Notes are so treated, you should generally not recognize any income or loss with respect to your Notes prior to their maturity, redemption, sale or exchange and you should generally recognize capital gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in a manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-37 of the product supplement.

The Internal Revenue Service, for example, might assert that you should be required to recognize taxable gain on any rebalancing, replacement, or rollover of the underlying index, or that a portion of the gain or loss on the Notes should be treated as ordinary foreign currency gain or loss.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” beginning on page PS-36 of the Return Enhanced Notes product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” in excess of an applicable threshold may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Non-United States Holders.  If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your Notes or be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status including providing an IRS form W-8BEN. Gain from the sale or exchange of a Note or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

FATCA.  The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e. certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest of dividends) and “pass-thru payments” (i.e, certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial

U.S. owners (or certify that they do not have any substantial United States owners) withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final Treasury regulations published in the Federal Register on January 28, 2013, the withholding and reporting requirements will generally apply to certain withholdable payments made after December 31, 2013, certain gross proceeds on sale or disposition occurring after December 31, 2016, and certain pass-thru payments made after December 31, 2016. This withholding tax would not be imposed on withholdable payments pursuant to obligations that are outstanding on January 1, 2014 (and are not materially modified after December 31, 2013) or to pass-thru payments pursuant to obligations that are outstanding six months after final regulations regarding such payments become effective (and such obligations are not subsequently modified in a material manner). If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and the above description is based on regulations and interim guidance. Investors should consult their own advisor about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

Proposed Legislation

The House Ways and Means Committee has released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on as annual basis with the all gains and losses to be treated as ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Spot Rate

Offshore Chinese renminbi (“CNH”) is the Hong Kong delivered Chinese renminbi. The USD/CNH exchange rate is a foreign exchange spot rate that measures the relative value of the two currencies, the offshore Chinese renminbi and the U.S. dollar. The figure is equal to the number of offshore Chinese renminbi that can be exchanged for one U.S. dollar. The USD/CNH exchange rate decreases when the offshore Chinese renminbi appreciates relative to the U.S. dollar and increases when the offshore Chinese renminbi depreciates relative to the U.S. dollar. The principal financial centers are Hong Kong and Beijing.

The calculation agent will determine the above offshore currency pair spot rate in the following manner: The “Initial Spot Rate” will be determined by the calculation agent at approximately 11:15 a.m. Hong Kong Time on the trade date by reference to the exchange rate that appears on Reuters Screen CNHFIX01 (or any successor page) at such time.

The “Final Spot Rate” will be determined by the calculation agent at approximately 11:15 a.m. Hong Kong Time on the final valuation date by reference to the exchange rate that appears on Reuters Screen CNHFIX01 (or any successor page) at such time. Subject to postponement in the event of a market disruption event as described in “Market Disruption Event” on page PS-30 of the product supplement and “Additional Market Disruption Events” below.

Additional Market Disruption Events

In addition to the market disruption events listed in the product supplement on page PS-30, the following events will also be considered market disruption events: (i) any event that make it impossible to convert an amount of Chinese renminbi (“CNY”) into or from USD, or (ii) any event that make it impossible to transfer CNY between accounts inside Hong Kong or from an account inside Hong Kong to an account outside Hong Kong and outside Mainland China or from an account outside Hong Kong and outside Mainland China to an account inside Hong Kong.

If the calculation agent determines that any of these events has occurred or is occurring on any final averaging date, the calculation agent may postpone the affected final averaging date and maturity date for up to ten business days. If the affected final averaging date has been postponed for ten business days, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the applicable final averaging date and the final spot price of the underlying currency pair will be determined by the calculation agent.

Hang Seng® China Enterprises Index

We have derived all information contained in this pricing supplement regarding the Hang Seng® China Enterprises Index, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by Hang Seng Indexes Company Limited (“HSIL”). UBS has not conducted any independent review or due diligence of any publicly available information with respect to the Hang Seng® China Enterprises Index.

HSIL has no obligation to continue to publish the Hang Seng® China Enterprises Index, and may discontinue publication of the Hang Seng® China Enterprises Index at any time. The Hang Seng® China Enterprises Index is determined, comprised and calculated by HSIL without regard to the Notes.

The Hang Seng® China Enterprises Index serves as a major market benchmark that tracks the performance of China enterprises listed on the Stock Exchange of Hong Kong (“HKEX”) in the form of H-shares. The Hang Seng® China Enterprises Index is comprised of the 40 largest and most liquid H-share companies that have their primary listing on the HKEX. The Hang Seng® China Enterprises Index adopts a freefloat-adjusted market capitalization weighted methodology with a 10% cap on each constituent weighting. Ten main groups of companies comprise the Hang Seng® China Enterprises Index, with the number of companies included in each group as of January 2013 indicated below: Financials (14), Energy (6), Consumer Goods (6), Properties & Construction (4), Materials (3), Utilities (2), Industrial Goods (2), Telecommunications (1), Services (1) and Information Technology (1).

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the Hang Seng® China Enterprises Index.

Historical Information

The following table sets forth the quarterly high and low closing levels for the Hang Seng® China Enterprises Index, based on the daily closing level as reported by Bloomberg Professional Service (“Bloomberg”), without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing level of the Hang Seng® China Enterprises Index on March 8, 2013 was 11,484.35. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2009	3/31/2009	8,676.75	6,582.23	8,070.13
4/1/2009	6/30/2009	11,088.77	8,077.68	10,962.61
7/1/2009	9/30/2009	12,668.25	10,279.25	11,858.15
10/1/2009	12/31/2009	13,751.65	11,526.32	12,794.13
1/4/2010	3/31/2010	13,246.21	10,989.19	12,397.59
4/1/2010	6/30/2010	13,046.72	10,729.05	11,466.24
7/1/2010	9/30/2010	12,429.28	11,184.33	12,406.10
10/1/2010	12/31/2010	14,204.13	12,309.59	12,692.43
1/3/2011	3/31/2011	13,315.84	12,022.60	13,315.84
4/1/2011	6/30/2011	13,684.06	12,009.33	12,576.68
7/1/2011	9/30/2011	12,873.60	8,735.40	8,917.36
10/3/2011	12/30/2011	10,917.70	8,102.58	9,936.48
1/3/2012	3/30/2012	11,826.76	9,987.33	10,640.16
4/2/2012	6/30/2012	11,145.96	9,336.38	9,574.84
7/2/2012	9/28/2012	9,962.17	9,020.34	9,831.62
10/1/2012	12/31/2012	11,436.16	9,828.22	11,436.16
1/2/2013*	3/8/2013*	12,215.03	11,104.10	11,484.35
*	As of the date of this pricing supplement, available information for the first calendar quarter of 2013 includes data for the period from January 2, 2013 through March 5, 2013. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2013.

The graph below illustrates the performance of the underlying index from January 4, 2000 through March 8, 2013, based on information from Bloomberg. Past performance of the underlying index is not indicative of the future performance of the underlying index.

Hang Seng® China Enterprises Index

Historical Spot Rates

The following graph shows the performance of the underlying currency pair based on the daily spot rates from August 23, 2010 through March 8, 2013. As of March 8, 2013, the underlying currency pair spot rate was obtained without independent verification: the spot rate of the underlying currency pair was 6.2049. The historical performance of the underlying currency pair should not be taken as an indication of future performance, and no assurance can be given as to the spot rate of the underlying currency pair on any given day.

Supplemental Plan of Distribution

We have agreed to sell to JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.